Exhibit 99.6

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Notice of Availability of Proxy Materials for
DEJOUR ENERGY INC. Annual General and Special Meeting

Meeting Date and Location:

When:	June 29, 2015	Where:	Suite 598 - 999 Canada Place, Vancouver, B.C.
	10:00 am (Pacific Time)		V6C 3E1

You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.dejour.com

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 19, 2015.

Request materials before or after the meeting by calling Toll Free, within North America - 1-866-888-8230 or direct, from Outside of North America - (604) 638-5054.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. Number of Directors - Page 4

2. Election of Directors - Page 4 - 6

3. Appointment of Auditors - Page 6 - 7

4. Approval of Share Consolidation - Page 7 - 10

5. Approval of the Renewal and Amendment of the Corporation’s Stock Option Plan and US Sub-Plan - Page 10 - 13

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form. Your Voting Instruction Form must be received by 10:00 am, Pacific Time on June 25, 2015.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

  Only Registered and Beneficial holders who opted to receive one